Exhibit 99.1

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. REQUESTS THE TEL AVIV STOCK

EXCHANGE TO DELIST ITS SHARES

HERZLIYA, Israel, January 11 ,2022 – Optibase Ltd. (NASDAQ: OBAS), the Company or Optibase, today announced that its board of directors resolved to delist the Company's ordinary shares from trading on the Tel Aviv Stock Exchange Ltd. ("TASE"). Under applicable Israeli law, the delisting of the Company's ordinary shares from trading on the TASE will become effective at least upon the lapse of three months from the date hereof, during such time the Company's ordinary shares will continue to trade on the TASE. The Company has notified TASE of its intention to delist its ordinary shares from TASE on April 13, 2022, however, the exact delisting date is subject to the approval of the TASE. The Company will announce the exact date for delisting following the approval of the TASE for the delisting date. Following the delisting of the Company's ordinary shares from the TASE, the Company will no longer be subject to any reporting requirements in Israel, under the Israeli securities law.

The ordinary shares of Optibase will continue to be listed on the Nasdaq Global Market.

Amir Philips, CEO of Optibase, said, "as most trading in the Company's ordinary shares is made on Nasdaq, the local trading volume in Optibase's ordinary shares remained minimal since their listing for trade on the TASE in April 29,2015. The majority of Optibase's investors are operating in the US market. In addition, the Company’s bonds which were traded on the TASE, were fully repaid on December 29, 2021. Accordingly, we concluded that it is in the interest of the Company to delist its ordinary shares from the TASE ".

About Optibase

Optibase invests in the fixed-income real estate field and currently holds interests in real estate properties in Switzerland, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.